

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Fax +86-21-5426-1600

August 11, 2010

Jane Jie Sun
Chief Financial Officer
Ctrip.com International, LTD.
99 Fu Quan Road
Shanghai, PRC, 200335

> **Re: Ctrip.com International, LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed on February 3, 2010**
> **Forms 6-K Filed February 3, 2010 and May 12, 2010**
> **File No. 001-33853**

Dear Ms. Sun:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information

D. Risk Factors, Risks Related to Our Company

"We face a greater risk of doubtful accounts . . . " page 14

1.   Please tell us what consideration you gave to providing quantitative disclosure regarding the percent of your revenues derived from corporate customers so that investors might better understand the extent of the risk posed to your operations by doubtful accounts.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management, page 44

2.   It appears that certain of your directors may be serving in this capacity pursuant to arrangements or understandings with third parties as indicated in your articles of association. Please tell us whether any of your directors or senior management was selected pursuant to any such arrangement or understanding and, if so, what consideration you gave to disclosing this. Refer to Item 6.A.5 of Form 20-F.

E. Share Ownership, page 50

3.   In future filings, please identify the individual(s) with voting and/or dispositive power over the entities listed in the share ownership table.

Item 10. Additional Information

C. Material Contracts, page 58

4.   Please tell us whether you have entered into any material contracts within the two years immediately preceding the date of your annual report. It is unclear from your disclosure whether you have entered into any such contracts. If you have, it does not appear that your disclosure complies with the requirement to include in this section a summary of any such contracts, including the general nature of the contract, terms and conditions, dates and parties to the contract. Please advise.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 63

5.   We note from your disclosures that the Company is exposed to market risk for changes in foreign currency exchange rates. Given that foreign currency exchange gains/losses appear to be material to net income, please tell us how you believe your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 11 of Form 20-F and Item 305(a) of Regulation S-K.

Item 18. Financial Statements

Note 10. Taxation, page F-25

6.   We note that you receive various preferential tax rates. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

Forms 6-K Filed February 3, 2010 and May 12, 2010

7.   We note from your Q1 earnings call that your estimated annual tax rate will be between 21% and 23% for fiscal 2010, of which 6% of this rate is attributable to stock based compensation. However, we note that your non-GAAP financial measures presented in your earnings releases do not reflect any tax effect for excluding stock based compensation. Tell us if you considered presenting a tax effect of stock based compensation expense in your earnings releases. For guidance on this matter, please see Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on January 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief